METROPOLITAN WEST FUNDS

AMENDMENT TO

AMENDED AND RESTATED SERVICES AGREEMENT

This Amendment (the “Amendment”) is made as of the 1st day of April, 2009, by and between METROPOLITAN WEST FUNDS, a Delaware statutory trust (the “Fund”) and PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. (formerly, PFPC Inc.) (“PNC”), a Massachusetts corporation.

BACKGROUND:

A.	PNC and the Fund entered into an Amended and Restated Services Agreement dated as of March 31, 2004, as amended to date (the “Agreement”) pursuant to which PNC provides certain administration, tax, fund accounting, transfer agent and dividend disbursing services to the Fund’s investment portfolios listed on Schedule A to the Agreement.

B.	The parties desire to revise Schedule D of the Agreement as set forth below.

C.	This Background section is hereby incorporated by reference in and made a part of this Amendment.

TERMS:

The parties hereto agree as follows:

1.	With respect to the calculation set forth in section I.B. of Schedule D of the Agreement, the first number in the first line shall be changed to “.00065”, the first number in the second line shall be changed to “.0005”, and the first number in the third line shall be changed to “.0004”, the reference in the fourth line to “above $2 billion.” shall be changed to “above $2 billion and up to and including $7.5 billion; and” and a new fifth line shall be added to read “.000175 of aggregate average net assets above $7.5 billion.” There are no other changes to said section I.B.

2.	The language beneath the heading in section II.A. of Schedule D of the Agreement shall read “Network Level 3 accounts $15.00” and “Direct and Other Network Level accounts $20.00”.

3.

Notwithstanding anything in the Agreement, the Amendment or otherwise to the contrary, in the event any additional share class or investment portfolio becomes covered by the Agreement subsequent to the effective date of this Amendment (each such share class or investment portfolio, a “new entity”), the fees and expenses applicable to the new entity as well as the specific terms of any other maters addressed in Schedule D of the Agreement shall be separately negotiated and agreed upon between the Fund and PNC with respect to the new entity. As a result, the fees, expenses and other terms applicable to a new entity may be different than the fees, expenses and other terms set forth in Schedule D of the Agreement.

4.	Schedule D of the Agreement shall not be changed except as specifically set forth in this Amendment.

5.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

METROPOLITAN WEST FUNDS

By: /s/ Joseph D. Hattesohl

Name: Joseph D. Hattesohl

Title: Treasurer

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.

By: /s/ Jay F. Nusblatt

Name: Jay F. Nusblatt

Title: Senior Vice President

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